EXHIBIT 11

NORTH PITTSBURGH SYSTEMS, INC. AND SUBSIDIARIES

Statement of Computation of Earnings per Share

(Amounts in Thousands – Except Per Share Data)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2006	2005	2006	2005
Net income	$16,398	$6,459	$21,984	$11,148

Weighted average common shares outstanding	15,005	15,005	15,005	15,005

Basic and diluted earnings per share	$1.09	$.43	$1.47	$.74